Omagine, Inc.
350 Fifth Avenue, Suite 1103
New York, New York 10118

April 22, 2009

VIA EDGAR AND FACSIMILE (202) 772-9206

Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Cathey Baker, Esq.

Re:        Omagine, Inc.
Registration Statement on Form S-1/A
File No. 333-156928
Filed on April 6, 2009

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Omagine, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Friday, May 1, 2009, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Omagine, Inc.

By:	/s/ Frank J. Drohan
Frank J. Drohan
Chief Executive Officer